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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           COMMISSION FILE NO. 0-30852

 MONTH FILED                    EVENT AND SUMMARY                    EXHIBIT NO.

November, 2007      Notice of Material Event, dated November 8,         99.1
                    2007, regarding the partial cancellation by Banco de Galicia y Buenos Aires S.A. (the
                    Registrant's principal subsidiary) of the public offering for US$ 869,000 of Negotiable
                    Obligations due in 2010.

November, 2007      Notice of Material Event, dated November 8,         99.2
                    2007, regarding a correction to the
                    notice, dated the same date, with respect to
                    the partial cancellation by Banco de Galicia
                    y Buenos Aires S.A. (the Registrant's
                    principal subsidiary)of the public offering
                    for US$ 869,000 of Negotiable Obligations due
                    in 2010.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: November 13, 2007                           By: /s/Antonio Garces
                                                      --------------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer
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                                  EXHIBIT 99.1
                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, November 8, 2007

Comision Nacional de Valores (National Securities Commission)

BY HAND

                                            Ref.: Program for the issuance
                                            and re-issuance of Ordinary
                                            Negotiable Obligations for up
                                            to US$ 2,000,000,000 - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that, on the date hereof, the Bank has decided to cancel the Negotiable Obligations detailed below and to cancel the public offering thereof, these Negotiable Obligations were acquired through purchases which were made under market terms:

     * Negotiable Obligations due in 2010: for a nominal value of US$ 869,000 (eight hundred sixty nine thousand US Dollars).

     After effecting this cancellation, the principal amount of the outstanding Negotiable Obligations due in 2010 will have a nominal value of US$ 292,582,067 (two hundred ninety two million five hundred eighty two thousand and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 869,000 of Negotiable Obligations due in 2010.

               Yours faithfully,

                           Patricia M. Lastiry
                            Attorney in fact
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                                  EXHIBIT 99.2
                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                  Buenos Aires, November 8, 2007

Comision Nacional de Valores (National Securities Commission)

BY HAND

                                            Ref.: Program for the issuance and
                                            re-issuance of Ordinary Negotiable
                                            Obligations for up to
                                            US$ 2,000,000,000 - Cancellation.

Dear Sirs,

     In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to correct the notice, with the same date hereof, submitted to you. Due to a material error contained in such notice, I hereby inform you that with respect to the cancellation of $869,000 (eight hundred sixty nine thousand US Dollars) of Negotiable Obligations due in 2010, the nominal value of the principal amount of such Negotiable Obligations still in circulation will be US$ 286,717,067 (two hundred eighty six million seven hundred seventeen thousand and sixty seven US Dollars).

     Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 869,000 of Negotiable Obligations due in 2010.

               Yours faithfully,

                           Patricia M. Lastiry
                            Attorney in fact